NOTICE TO U.S. HOLDERS

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases

Trevisan

CONFIDENTIAL

Evaluation Report on the Methodology for Calculating Average Preferred Share Prices in order to establish the Share Exchange Ratio

Unibanco Holdings S.A.
Unibanco – União de Bancos Brasileiros S.A.
Banco Itaú Holding Financeira S.A.
Banco Itaú S.A.
E. Johnston Representação e Participações S.A.

Final Report

São Paulo, November 2008

This report is for the exclusive use of the client. No part of it may be published, transcribed or reproduced for distribution outside the client’s organization without prior written consent of Trevisan. This report was used as material in support of an oral presentation, and as a result, does not represent a full record of what was discussed in that presentation.

CONSULTANCY	BUSINESS SCHOOL	OUTSOURCING

Agenda

  Introduction
  Corporate restructuring
  Evaluation
  Conclusion
  Attachment

Disclaimer

•	This evaluation report was prepared by Trevisan Consultores (Trevisan) exclusively for the benefit and use of the shareholders of Unibanco Holdings S.A. (“Unibanco Holdings”), Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”), Banco Itaú Holding Financeira S.A. (“Itaú Unibanco Holding”), Banco Itaú S.A. (Itaú”) and E. Johnston Representações e Participações S.A. (“E. Johnston”). The companies mentioned are entitled to disclose this report, including publishing and disclosing it via IPE (Sistema de Informações Eventuais e Periódicas da Bovespa e CVM - The Periodic and Occasional Information System of the Bovespa and the CVM).

•	The purpose of this evaluation report is to assess the “Methodology for Calculating Average Preferred Share Prices in order to establish the Share Exchange Ratio” for the transaction that is the subject matter of the Press Release dated November 3, 2008 involving the companies. This report does not represent a request or advice in regard to any transaction involving the corporate restructuring described in the Press Release. The information contained herein reflects the conditions in effect as of November 6, 2008, and as in the case for the judgment of Trevisan, is subject to change.

•	The premises adopted in this evaluation are detailed in the report, and represent those which Trevisan has deemed as most appropriate and/or necessary for carrying out the evaluation.

•	The evaluation was carried out taking into account the information presented in the Press Release. It is also the result of an analysis of the companies’ financial information, including material specifically prepared by the companies for this evaluation.

•	The companies are responsible for the truthfulness, quality and sufficiency of the information provided. In preparing this report, Trevisan believes and assumes that all public information, or that provided by the companies, is accurate, complete and sufficient.

•	This notwithstanding, Trevisan has taken all precautions and has acted with diligence in order to ensure that the information provided by the companies is true, consistent, correct and sufficient, having verified the sufficiency and quality of the information provided in this evaluation report.

•	Trevisan also based itself on general industry, financial and economic information prepared by it or by other respected sources.

•	It is worthy to point out that Trevisan has not carried out an evaluation of the assets and liabilities associated with the transaction described in the Press Release, has not carried out an audit of the financial statements or a technical audit of the transactions or of the companies.

Source: Trevisan analysis

Principles of the evaluation

  This report represents the evaluation of the “Methodology for Calculating the Average Price Quote for Preferred Shares so as to establish the Share Exchange Ratio” (“methodology”) for the corporate restructuring that was the subject matter of the Press Release dated November 3, 2008 involving the companies.
  The evaluation was carried out taking into account the information available as of the date of the Press Release. Any subsequent events that may have occurred after the date of the Press Release may affect the evaluation presented in this report.

Scope of the Work

•	The scope of the evaluation work included:
	•	defining the date of the evaluation report
	•	meetings with the management of the companies in order to expand and verify our understanding of the methodology adopted by the companies

•	The work involved the following stages:
	•	interviews with the management of the companies in order to obtain information regarding the methodology adopted
	•	discussion with the management of the companies of the results obtained

Information

•	The evaluation work was based on the following information:
	•	the Press Release disclosed on November 3, 2008
	•	interviews with the management of the companies (written and/or verbal information provided)
	•	market public information from reliable sources, for the purpose of analyzing the reasonableness of the methodology adopted

Limitation of Scope

•	We wish to stress that the evaluation of the methodology did not include an audit of the information presented, and should not be considered as such

Source: Trevisan analysis

Representation of the evaluator

•	Trevisan declares that:
	•	it does not own or possess under its discretionary management any shares issued by Unibanco Holdings S.A. (“Unibanco Holdings”), Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”), Banco Itaú Holding Financeira S.A. (“Itaú Unibanco Holding”), Banco Itaú S.A. (Itaú”) and E. Johnston Representações e Participações S.A. (“E. Johnston”) and Itaúsa – Investimentos Itaú S.A. (“Itaúsa”)
	•	there is no conflict of interest that might reduce the independence required for performing its functions

São Paulo, November 6, 2008

Luiz Nelson Porto Araujo
CRE (Regional Evaluators Council) – 2nd Region – State of São Paulo, Registration 22.598 -3

Source: Trevisan analysis

Agenda

  Introduction
  Corporate restructuring
  Evaluation
  Conclusion
  Attachment

Joint Venture between Itaú and Unibanco

Corporate restructuring

  In the Press Release published on November 3, 2008, the controlling parties of Itaúsa and Unibanco Holdings informed the market that on that date they had entered into a joint venture agreement, with a view to unifying the financial operations of Itaú and Unibanco, in order to create the largest private financial conglomerate in the Southern Hemisphere
  According to what was disclosed, the joint venture will include a corporate restructuring, which will result in the migration of the current shareholders of Unibanco Holdings S.A. (“Unibanco Holdings”) and Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”), via a merger of shares, to a publicly- held company to be called Itaú Unibanco Holding S.A., the current Banco Itaú Holding S.A. (“Itaú Unibanco Holding”), whose control will be shared between Itaúsa – Investimentos Itaú S.A. and the controlling parties of Unibanco Holdings, by means of a non-financial holding company to be created within the scope of the restructuring
  The joint venture represents a significant increase in the consolidated data, as the following indicators show:
R$ billion

	Itaú	Unibanco	Itaú Holding	Unibanco
Assets	396.6	178.5	575.1
Total loans (excluding aval guarantees and sureties)	151	74.3	225.3
Deposits + debentures	162.7	72.4	235.1
Shareholders’ equity	32.1 (a)	12.9	51.7 (b)
Accrued net income (Jan-Sept)	5.9	2.2	8.1
ROE (on average SE)	26.3%	24.4%	-
Assets under Management (AUM)	209.4	55.6	265.0
Market value (c)	69.1	18.8	-

(a)	includes transfer of Banco Itaú Europa
(b)	taking into account fiscal effects
(c)	based on the closing price of UBBR11 and ITAU4, on October 31, 2008

Source: Unibanco Holdings, Unibanco, Banco Itaú Holding Financeira, Banco Itaú; Trevisan analysis

Joint Venture between Itaú and Unibanco (cont.)

Share exchange ratio

  As defined in the Press Release, the common shares of Unibanco and Unibanco Holdings held by non-controlling shareholders will be replaced by common shares of Itaú Unibanco Holding, with due regard for the same exchange ratio negotiated between the parties for replacement of the common shares of the controlling shareholders of Unibanco Holdings

  In the case of preferred shares, the exchange ratio has been fixed based on the average market price quote, during the last 45 trading sessions on the Bovespa, of the Units (share deposit certificates representing one preferred share of Unibanco and one preferred share of Unibanco Holdings), and of the preferred shares of Banco Itaú Holding Financeira S.A.. Both the Units and the preferred shares of Banco Itaú Holding Financeira S.A., in addition to being traded on the trading floor of the New York Stock Exchange, are also part of the IBX-50 and the Ibovespa indexes

  The quantity of shares held directly and indirectly by Itaúsa, on conclusion of this transaction, will increase by 8.3%. The issue of preferred and common shares will total 1,120,896,000 shares, equivalent to 27.4% of the total quantity of shares of Itaú Unibanco Holding

  The share exchange ratio informed in the Press Release is shown as follows:

Quantity of Unibanco and Unibanco Holdings Shares for each share of Itaú Unibanco Holdings

Security	Exchange Ratio
ON Unibanco (UBBR3)	1.1797 = 1.0000
ON Unibanco Holdings (UBDHD3)	1.1797 = 1.0000
Unit (UBBR11)	1.7391 = 1.0000
PN Unibanco (UBBR4)	3.4782 = 1.0000
PN Unibanco Holdings (UBHD6)	3.4782 = 1.0000
GDRs (UBB)	0.17391 = 1.000

Source: Unibanco Holdings, Unibanco, Banco Itaú Holding Financeira, Banco Itaú; Trevisan analysis

Agenda

  Introduction
  Corporate restructuring
  Evaluation
  Conclusion
  Attachment

Methodology assessment

Initial considerations

•	The assessment of the “Methodology for Calculating the Average Price Quote for Preferred Shares so as to establish the Share Exchange Ratio” (“methodology”) for the corporate restructuring, which was the subject matter of the Press Release dated November 3, 2008, involving the companies Unibanco Holdings, Unibanco, Banco Itaú Holding Financeira S.A., Banco Itaú and E. Johnston, was carried out using the following procedure:
	•	understanding of the definition and determining the share exchange ratios
	•	defining the elements to be taken into account when evaluating the methodology

Elements used in the assessment

•	The assessment of the methodology took into account the following elements:
	•	capital stock of Unibanco Holdings and Unibanco
	•	legal basis: 1) Articles 170 and 252 of Law No. 6404, dated December 15, 1976 (Brazilian Corporation Law); Article 11 of CVM Instruction No. 319, dated December 3, 1999 and 2) jurisprudence
	•	similar transactions (corporate restructuring through merger)
	•	correlation between the prices of UBBR4, UBBR11 and ITAU4
	•	liquidity of the UBBR4 and UBBR11 shares
	•	the economic scenario and the definition of the period for calculating the average price quotes so as to establish the share exchange ratio

•	The evaluation was based on the procedure defined above, and consisted of analyzing and arriving at a conclusion regarding the methodology defined in the Press Release, in order to define and determine the share exchange ratios.

Source: Trevisan analysis

Methodology assessment (cont.)

Defining and determining the share exchange ratios

•	In accordance with the Press Release and the documentation presented by the companies, the calculation of the exchange ratio was carried out using the following procedure:
	•	use of an historical series of forty-five (45) Bovespa trading sessions, in the period from September 1 to October 31, 2008
	•	collecting quantities and financial volumes traded during the aforementioned period, in the case of UBBR11 (Unibanco Unit) and ITAU4 (Banco Itaú PN) securities, from the Economática Data Base. Data taken into account reflects business transacted on the Bovespa up until the closing of the daytime trading session, that is, business transacted in the after-market period were not computed. The data series have been adjusted for the earnings declared
	•	assessment of the average price quotes of the UBBR11 and ITAU4 securities resulting from dividing the total financial volume by the total securities traded during the 45 trading sessions
	•	calculation of the parity, taking into account the average price of UBBR11 divided by two (2), bearing in mind that in accordance with Article 6 of the By-laws of Unibanco Holdings, this security corresponds to one Share Deposit Certificate or Unit representing one (01) preferred share of Unibanco and one (01) preferred share of Unibanco Holdings, concurrently.
	•	calculation of the parity between the average prices of ITAU4 in relation to UBBR11, considering the period of 45 trading sessions, so as to define the quantity of UBBR11 for one (01) ITAU4.

• The exchange ratio between each preferred share of Unibanco (UBBR4) and that of Unibanco Holdings (UBHD6), and each preferred share of Itaú Unibanco Holding is 3.4782. This proportion is the result of dividing the average market price of the ITAU4 share (R$26.25) by half the average market price of the UBBR11 share (R$7.55 = (R$15.09)/2). The reason for the application of half the value of the UBBR11 share in assessing the exchange ratio is that, as mentioned above, it is a Unit representing one (01) preferred share of Unibanco and one (01) preferred share of Unibanco Holdings, concomitantly

• The exchange ratio between the Units (UBBR11) and each preferred share of Itaú Unibanco Holding is 1.7391. This ratio is the result of dividing the average market price of the ITAU4 share (R$26.25) by the average market price of the UBBR11 share (R$15.09)

•	The table below shows the quantities and financial volumes used by the companies in calculating the average price quotes of the UBBR11 and ITAU4 shares.

Source: Unibanco Holdings, Unibanco, Banco Itaú Holding Financeira, Banco Itaú; Economática; Trevisan analysis

Methodology assessment (cont.)

UBBR11				ITAU4
Trading Session	Date	Number of Securities	Volume (R$)	Number of Securities	Volume (R$)
45	Sep 1, 08	1,376,600	26,452,044	1,092,400	33,433,818
44	Sep 2, 08	4,022,600	78,728,198	2,995,000	93,341,953
43	Sep 3, 08	4,475,400	86,447,081	3,456,700	107,625,107
42	Sep 4, 08	4,197,000	78,712,961	3,865,800	117,853,922
41	Sep 5, 08	4,029,700	73,931,503	3,401,000	102,093,831
40	Sep 8, 08	5,304,700	101,713,900	4,474,800	139,996,241
39	Sep 9, 08	4,833,000	89,166,927	4,117,900	125,362,182
38	Sep 10, 08	6,098,500	110,931,686	4,072,400	122,686,790
37	Sep 11, 08	4,729,600	86,804,818	3,969,200	119,368,687
36	Sep 12, 08	5,831,500	111,674,791	4,812,200	148,210,859
35	Sep 15, 08	7,141,700	130,245,888	5,078,800	148,211,142
34	Sep 16, 08	8,520,800	150,007,962	6,062,400	173,273,771
33	Sep 17, 08	10,310,000	175,016,159	7,155,500	199,189,100
32	Sep 18, 08	7,391,400	130,597,456	7,684,300	222,185,505
31	Sep 19, 08	9,790,600	197,456,656	9,491,500	300,641,647
30	Sep 22, 08	4,647,400	92,030,848	5,143,700	160,945,338
29	Sep 23, 08	6,609,400	127,722,376	5,050,000	153,418,328
28	Sep 24, 08	4,718,600	88,420,588	3,872,900	116,571,998
27	Sep 25, 08	5,430,200	104,334,475	4,331,800	133,368,394
26	Sep 26, 08	3,856,900	74,499,223	4,692,400	143,051,128
25	Sep 29, 08	7,381,300	132,321,290	5,072,700	147,270,981
24	Sep 30, 08	6,105,600	112,994,326	6,776,600	206,729,463
23	Oct 1, 08	4,721,700	89,156,162	5,421,400	170,597,970
22	Oct 2, 08	5,318,900	95,438,225	4,327,600	130,528,952
21	Oct 3, 08	8,508,800	148,415,770	6,426,200	189,050,090
20	Oct 6, 08	7,113,800	103,304,942	8,438,500	209,993,855
19	Oct 7, 08	6,110,600	93,849,672	6,194,700	160,486,403
18	Oct 8, 08	8,926,900	142,240,886	12,429,000	324,025,458
17	Oct 9, 08	6,108,900	92,541,473	8,068,100	204,107,282
16	Oct 10, 08	8,535,500	111,508,811	9,961,100	224,487,745
15	Oct 13, 08	6,521,800	100,479,583	8,322,100	219,783,049
14	Oct 14, 08	7,967,900	133,409,796	8,053,200	234,537,194
13	Oct 15, 08	8,593,500	126,959,878	6,817,500	180,268,052
12	Oct 16, 08	8,522,100	112,319,972	8,603,700	206,895,661
11	Oct 17, 08	9,020,100	122,095,707	7,667,500	185,722,679
10	Oct 20, 08	7,037,600	98,083,601	6,254,200	151,557,559
9	Oct 21, 08	5,631,400	82,382,043	5,782,100	141,160,062
8	Oct 22, 08	6,354,200	83,630,570	7,066,600	159,430,760
7	Oct 23, 08	10,681,400	123,550,899	8,649,200	173,812,652
6	Oct 24, 08	43,890,600	438,861,907	8,539,600	150,718,320

5	Oct 27, 08	15,947,000	166,308,566	7,293,300	131,185,415
4	Oct 28, 08	11,006,400	121,657,522	11,562,200	218,688,810
3	Oct 29, 08	10,713,700	127,245,014	8,045,600	166,298,663
2	Oct 30, 08	12,111,300	159,020,452	8,622,000	199,865,962
1	Oct 31, 08	5,452,200	73,656,358	7,576,700	179,340,025
Total		351,598,800	5,306,328,965	286,792,100	7,527,374,803
Average price (R$)		15.09		26.25

Source: Economática; Trevisan analysis

Methodology Assessment (cont.)

Similar transactions

- The study of similar transactions shows that there isn’t a pre-determined period for fixing the share exchange ratio in merger transactions. The average price quote determination (verified for a defined period) is a prerogative, with the due justifications, of the company management.

- The price quote average criterion calculated for a period closer to the date of the Press Release (when the transaction is announced) was used in several transactions.

- The table below summarizes some typical transactions illustrating the use of different periods in transactions involving replacement or exchange of shares.

Summary of Similar Transactions Analyzed

	COMPANIES	PRESS RELEASE	PERIOD USED
1	Telesp and TelespPar	Nov 3, 99	60 trading sessions
2	Caemi and CVRD	Mar 15, 06	90 days
3	BMC and Bradesco	Aug 8, 07	15 days
4	Bovespa Holding S.A. and Nova Bolsa	Apr 17, 08	30 days
5	Farmacoterapia and Hypermarcas	Jun 12, 08	Specific date

- In short: there isn’t a best practice reference in the market, just a reference parameter that varies between the past ninety (90) and thirty (30) trading sessions for establishing an average price quote for the shares on the market for the purpose of determining exchange ratios.

Source: companies, Bovespa; Trevisan analysis

Methodology Assessment (cont.)

1) Merger of Telecomunicações de São Paulo S.A. – Telesp into Telesp Participações S.A. – Press Release dated Nov 3, 99

- Stock replacement ratio: determined based on the average closing price quote of Telesp and TelespPar shares traded on the Bovespa as verified in the last 60 trading sessions immediately prior to Nov 1, 99

2) Merger of the shares issued by Caemi Mineração e Metalurgia (Caemi) into Companhia Vale do Rio Doce (CVRD) – Press Release dated Mar 15, 06

- Ratio of exchange of Caemi’s preferred stock for CVRD Class A preferred shares: the exchange ratio was fixed on the basis of their relevant market value, as permitted by Article 11 of CVM Instruction No. 319/99. An arithmetic average was obtained per Class A preferred share issued by CVRD and per preferred share issued by Caemi. The companies assumed that the arithmetic average of the closing price quote 90 days prior to the Press Release published on Jan 23, 06 represented an adequate sample of the market value of the shares involved in the transaction.

3) Merger of the total shares representative of the capital stock of Banco BMC S.A. into Banco Bradesco S.A. - Press Release dated Aug 8, 07

- Stock replacement ratio: determined based on the economic value of the shares of Banco BMC, calculated on the basis of the average daily price quote of common and preferred stock issued by Bradesco, as verified at trading sessions on the Bovespa in the period between Jan 8, 07 and Jan 22, 07

4) Merger of shares issued by Bovespa Holding S.A. into Nova Bolsa S.A. - Press Release dated Apr 17, 08

- Stock replacement ratio: the market value equivalent to the average price quotes weighted by the financial volume traded, adjusted by the distributed earnings, as observed at trading sessions on the Bovespa in the last 30 days prior to Feb 19, 08

5) Merger of shares issued by Laboratório Americano de Farmacoterapia S.A. into Hypermarcas S.A. - Press Release dated June 12, 08

- Stock replacement ratio: For Hypermarcas, the value of the exchange of shares considered corresponded to the closing price quote of the company shares at the Bovespa trading session (HYPE3) of May 30, 08

Source: companies, Bovespa; Trevisan analysis

Methodology Assessment (cont.)

Correlation between prices of UBBR4, UBBR11 and ITAU4

-The table below shows the correlation coefficient for UBBR4, UBBR11 and ITAU4 shares in different periods. The coefficients indicate a high correlation between the price of such shares.

Sep 1, 08 – Oct 31, 08 (45 trading sessions)

	UBBR4	UBBR11	ITAU4
UBBR4	1.0000	0.9817	0.9676
UBBR11	0.9817	1.0000	0.9881
ITAU4	0.9676	0.9881	1.0000

Sep 22, 08 – Oct 31, 08 (30 trading sessions)

	UBBR4	UBBR11	ITAU4
UBBR4	1.0000	0.9833	0.9654
UBBR11	0.9833	1.0000	0.9853
ITAU4	0.9654	0.9853	1.0000

Nov 1, 07 – Oct 31, 08 (261 trading sessions)

	UBBR4	UBBR11	ITAU4
UBBR4	1.0000	0.9804	0.9149
UBBR11	0.9804	1.0000	0.9452
ITAU4	0.9149	0.9452	1.0000

Price calculated according to the ratio between daily volume (R$) and quantity of business

Source: Economática; Trevisan analysis

Methodology Assessment (cont.)

Liquidity of UBBR4 and UBBR11 shares

-The use of Unibanco Unit (UBBR11) is more advantageous for minority shareholders than the use of UBBR4 owing to the discount for the lower liquidity of the latter. The Unit makes up the Ibovespa and the IBrX-50 stock exchange indexes, whose main inclusion criterion is the share liquidity as measured by the trading rate of the Stock Exchange

-The figures below indicate the evolution of the ratio between traded quantities (volumes) of UBBR4 and UBBR11 in the period from Nov 1, 07 to Oct 31, 08, twelve (12) months prior to the date of the Press Release.

Source: Economática; Trevisan analysis

Methodology Assessment (cont.)

Ratio between Traded Quantities of UBBR4 and UBBR11 (in percentage) Nov 1, 07 to Oct 31, 08

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Methodology Assessment (cont.)

Ratio between Traded Volumes of UBBR4 and UBBR11 (in percentage) Nov 1, 07 to Oct 31, 08

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Methodology Assessment (cont.)

Economic scenario and definition of the period for calculation of average price quotes for establishing a share exchange ratio

- The economic crisis in the world markets increased in the months of September and October, implying a deterioration of the global economic scenario. The crisis in the markets took concerning proportions and contaminated investors’ perception of risk. As an indirect effect of the turbulence, the expectations turned out to be that the global economy should enter a period of intense downturn

- The Brazilian economy proceeds with strong principles, with sound fiscal and external accounts, which should protect the Brazilian assets from excessive volatility. It is however expected that the country show lower growth rates in the next quarters than those shown for the last few years

- Within the context of the economic international and local scenarios, which suffered significant changes in the last two (2) months, a period of over sixty (60) days, equivalent to forty-five (45) trading sessions, for the calculation of average price quotes, would imply too much distance from the current economic scenario

- The use of a period of less than forty-five (45) trading sessions, although closer to the reality of the economic scenario as of the date of the association agreement, would imply capturing excessive volatility of the stock market

- Shown below is the calculation of the share exchange ratio based on average price quotes for two different periods [forty-five (45) and thirty (30) trading sessions] on the Bovespa

Source: Trevisan analysis

Methodology Assessment (cont.)

- The exchange ratio was calculated using the following procedure:

     - use of a historical series of different trading sessions [forty-five (45) and thirty (30) trading sessions] on the Bovespa
     - collection of quantities and financial volumes traded in the above periods for UBBR4, UBBR11 and ITAU4 securities from Economática’s database (data obtained based on Boletim Diário de Informações (Bovespa’s Daily Information Newsletter) - BDI). The data considered reflects the business transacted on the Bovespa until the closing of the daytime trading session, that is, business transacted in the After-Market period was not computed. The series of data are adjusted by the earnings declared.
     - ascertainment of the average prices for UBBR11 and ITAU4 securities by dividing the total financial volume by the total securities traded on forty-five (45) and thirty (30) trading sessions, respectively
     - calculation of parity between the average price quotes of ITAU4 against UBBR4 and UBBR11, considering forty-five (45) and thirty (30) trading sessions

Variable	45 trading sessions	30 trading sessions
Quantity
UBBR4	1,937,500	1,320,800
UBBR11	351,598,800	263,545,700
ITAU4	286,792,100	215,062,200
Volume (R$)
UBBR4	13,763,262	8,854,266
UBBR11	5,306,328,965	3,678,440,935
ITAU4	7,527,374,803	5,373.898,248
Price (R$)
UBBR4	7.10	6.70
UBBR11	15.09	13.96
ITAU4	26.25	24.99
Exchange ratio
UBBR4-ITAU4	3.6948	3.7274
UBBR11-ITAU4	1.7391	1.7903

Source: Economática; Trevisan analysis

Agenda

- Introduction
- Corporate restructuring
- Evaluation
> Conclusion
- Attachments

Conclusion

This evaluation report was prepared by Trevisan Consultores (Trevisan) exclusively for the benefit and use of the shareholders of Unibanco Holdings S.A. (“Unibanco Holdings”), Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”), Banco Itaú Holding Financeira S.A. (“Itaú Unibanco Holding”), Banco Itaú S.A. (Itaú”) and E. Johnston Representações e Participações S.A. (“E. Johnston”). The companies mentioned are entitled to disclose this report, including publishing and disclosing it via IPE (Sistema de Informações Eventuais e Periódicas da Bovespa e CVM - The Periodic and Occasional Information System of the Bovespa and the CVM).

The purpose of this evaluation report is to assess the “Methodology for Calculation of Average Price Quote for Preferred Shares so as to establish the Share Exchange Ratio” for the transaction that is the subject matter of the Press Release dated November 3, 2008 involving the companies. This report does not represent a request or advice in regard to any transaction involving the corporate restructuring described in the Press Release.

- This evaluation has been performed according to the following procedures:

  understanding of the definition and determining the share exchange ratios defining the elements to be taken into account when evaluating the methodology

- The methodology evaluation considered the following elements:

  capital stock of Unibanco Holdings and Unibanco
  legal basis: 1) Articles 170 and 252 of Law No. 6404, dated December 15, 1976 (Brazilian Corporation Law); Article 11 of CVM Instruction No. 319, dated December 3, 1999 and 2) jurisprudence similar transactions (corporate restructuring through merger)
  correlation between the prices of UBBR4, UBBR11 and ITAU4
  liquidity of the UBBR4 and UBBR11 shares
  the economic scenario and the definition of the period for calculating the average price quotes so as to establish the share exchange ratio

- The evaluation was based on the procedures defined above and consisted in the analysis and conclusion about the methodology defined in the Press Release for the definition and determination of the stock swap relations.

Source: Trevisan analysis

Conclusion (cont.)

- It is our understanding that the calculation performed for the definition of the share exchange ratio complies with an objectively verifiable criterion.

- It is also our understanding that the methodology for the definition and calculation of the share exchange ratio defined in the Press Release, as shown below, complies with the legal basis and practices observed on the capital market for similar transactions, in addition to taking into account the specificities of the securities (UBBR4 and UBBR11) and the economic scenario in Brazil and other developed and emerging economies. Within this context, we concluded that the period of forty-five (45) trading sessions is significant for price determination of preferred capital shares and adequate for verification of the exchange ratio.

Quantity of Unibanco and Unibanco Holdings Shares for each Itaú Unibanco Holdings share

Security	Exchange Ratio

Unit (UBBR11)	1.7391 = 1.0000

PN Unibanco (UBBR4)	3.4782 = 1.0000

PN Unibanco Holdings (UBHD6)	3.4782 = 1.0000

GDRs (UBB)	0.17391 = 1.000

Source: Trevisan analysis

Agenda

- Introduction
- Corporate restructuring
- Evaluation
- Conclusion
> Attachment

Transactions with shares

Traded Quantity for UBBR4
Nov 1, 07 to Oct 31, 08

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Transactions with shares (cont.)

Traded Volume for UBBR4 (R$)
Nov 1, 07 to Oct 31, 08

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08 Source: Economática; Trevisan analysis

Transactions with Shares (cont.)

Quantity Traded for UBBR11
Nov 1, 07 to Oct 31, 08

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Transactions with Shares (cont.)

Traded Volume for UBBR11 (R$)
Nov 1, 07 to Oct 31, 08

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Transactions with Shares (cont.)

Traded Quantity for ITAU4
Nov 1, 07 to Oct 31, 08

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Transactions with Shares (cont.)

Traded Volume for ITAU4 (R$)
Nov 1, 07 to Oct 31, 08

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Transactions with Shares (cont.)

Traded Quantity for UBBR4 – Standard Deviation
(moving average of 30 trading sessions)

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Transactions with Shares (cont.)

Traded Volume for UBBR4 - Standard Deviation
(moving average of 30 trading sessions)

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Transactions with Shares (cont.)

Traded Quantity for UBBR11 - Standard Deviation
(moving average of 30 trading sessions)

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Transactions with Shares (cont.)

Traded Volume for UBBR11 - Standard Deviation
(moving average of 30 trading sessions)

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Transactions with Shares (cont.)

Traded Quantity for ITAU4 - Standard Deviation
(moving average of 30 trading sessions)

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Transactions with Shares (cont.)

Traded Volume for ITAU4 - Standard Deviation
(moving average of 30 trading sessions)

Nov 1, 07 - Dec 1, 07 - Dec 31, 07 - Jan 30, 08 - Feb 29, 08 - Mar 30, 08 - Apr 29, 08 - May 29, 08 - Jun 28, 08 - Jul 28, 08 - Aug 27, 08 - Sep 26, 08 - Oct 26, 08

Source: Economática; Trevisan analysis

Methodology assessment (cont.)

Capital stock of Unibanco Holdings S.A., pursuant to the by-laws of March 21, 2007

• The by-laws of Unibanco Holdings provides that:
• "the capital stock is four billion, five hundred and fifty-five million, three hundred and seventy-five thousand, six hundred and eighty-one Reais and four cents (R$4,555,375,681.040, divided into one billion, six hundred and forty-three million, five hundred and eighty-seven thousand, six hundred and eighty-seven (1,643,587,687) registered shares with no par value, of which five hundred and fifty-three million, seven hundred and thirty-five thousand, nine hundred and four (553,735,904) are common shares and one billion, eighty-nine million, eighty hundred and fifty-one thousand, seven hundred and eighty-three (1,089,851,783) are preferred shares." (article 5)
• Unibanco - União de Bancos Brasileiros S.A., a publicly-held company with its principal place of business in the City of São Paulo, Capital City of the State of São Paulo, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ-MF No. 33.700.394/0001-40, hereinafter referred to as Unibanco , may issue, pursuant to its by-laws and in accordance with applicable law and regulations, Share Deposit Certificates, hereinafter referred to as Units, representing preferred shares with no voting rights, deposited with Unibanco, issued [...].(article 6)
• [...] for purposes of this article, each deposited preferred share issued by Unibanco shall correspond to the concomitant deposit of one preferred share issued by Holdings, so that the Unit is always backed by an equal amount of preferred shares of both issue rs [...]". (Paragraph 1 article 6)

Capital stock of Unibanco – União de Bancos Brasileiros S.A., pursuant to the by–laws of March 21, 2008

• The by-laws of Unibanco provides that:
• "the capital stock is eight billion Reais (R$8,000,000,000.00), divided into two billion, eight hundred and seven million, seven hundred and fifty-five thousand, eighty hundred and eight (2,807,755,808) registered shares, with no par value, of which one billion, five hundred and eleven million, three hundred and sixteen thousand, three hundred and thirty-six (1,511,316,336)are common shares and one billion, two hundred and ninety-six million, four hundred and thirty-nine thousand, four hundred and seventy-two (1,296,439,472) are preferred shares. (article 4)
• Unibanco may issue, pursuant to these by-laws and in accordance with applicable law and regulations, Share Deposit Certificates, hereinafter referred to as Units, representing preferred shares, with no voting rights, deposited with Unibanco, issued by: a) Unibanco; and b) Unibanco Holdings S.A. [...]" (article 7)
• [...] for purposes of this article, each deposited preferred share issued by Unibanco shall correspond to the concomitant deposit of one preferred share issued by Holdings". (Paragraph 1 article 7)

Source: Unibanco Holdings, Unibanco; Trevisan analysis

Joint Venture between Itaú and Unibanco

• At Special Shareholders Meetings (AGEs) held on July 16, 2008, the shareholders of Unibanco Holdings and Unibanco approved the capitalization of reserves. Although such capitalizations are not reflected in the articles of the respective by-laws mentioned above, the amounts of shares contained therein reflect the amount of shares currently issued by the companies

• The shares issued by Unibanco Holdings are:
•	common: ON (UBHD3)
•	preferred: PN (UBHD6)
•	Units (UBBR11)

• The shares issued by Unibanco are:
•	common: ON (UBBR3)
•	preferred: PN (UBBR4)
•	Units (UBBR11)

     • The UBBR11 note is a certificate of two (02) shares: one (01) PN share of Unibanco and one (01) PN share of Unibanco Holdings. The PN share of Holdings does not have liquidity by itself, i.e., only four (4) shares, of a total of one billion, forty million, eight hundred and eighteen thousand, seven hundred and eleven (1,040,818,711) outstanding shares, are not in the form of Units (UBBR11), on October 31, 2008

Source: Unibanco Holdings, Unibanco, Banco Itaú Holding Financeira, Banco Itaú; Trevisan analysis

Methodology assessment (cont.)

• The capital stock of Unibanco Holdings and Unibanco, as well as the number of common and preferred shares, is described below:

	Unibanco Holdings (1)	Unibanco (2)
Capital stock (R$)	4,555,375,681	8,000,000,000

Total shares	1,643,587,687	2,807,755,808
ON	553,735,904	1,511,316,336
PN	1,089,851,783	1,296,439,472

1) pursuant to the By-laws of March 21, 2007
2) pursuant to the By-laws of March 28, 2008

At Special Shareholders Meetings held on July 16, 2008, the shareholders of Unibanco and Unibanco Holdings approved the capitalization of reserves. Although such capitalizations are not reflected in the articles of the respective by-laws mentioned above, the amounts of shares contained therein reflect the amount of shares currently issued by the companies

Source: Unibanco Holdings, Unibanco; Trevisan analysis

Methodology assessment (cont.)

Legal basis – article 170 of Law No. 6404, of December 15, 1976

• In accordance with the provisions of article 170 of Law No. 6404, of December 15, 1976, "after payment of at least three fourths (3/4) of the capital stock, the company may increase it by public or private subscription of shares.

• Paragraph 1 The issuance price shall be fixed, with no unreasonable dilution of the equity interest of the former shareholders, even if they have the right of first refusal to subscribe the shares, in view, alternatively or jointly (wording given by Law No. 9457, of 1997): I - of the prospects of profitability of the company (included by Law No. 9457, of 1997); II – the net equity value of the share (included by Law No. 9457, of 1997); III - the price quote of its shares on Stock Exchange or organized over-the-counter market, with a premium or discount being permitted according to the market conditions (included by Law No. 9457, of 1997).

• Paragraph 2 The shareholders meeting, when the resolution on an increase is incumbent on it, may delegate to the board of directors the fixation of the price of issuance of the shares to be distributed to the market.

• Paragraph 3 The subscription of shares for payment in assets shall always be carried out in compliance with the provisions of article 8, and the provisions of paragraphs 2 and 3 of article 98 shall apply to it.

• Paragraph 4 The down payments and installments for payment of the shares may be received by the company irrespectively of a bank deposit.

• Paragraph 5 The capital increase, if made by public subscription, shall comply with the provisions of article 82, and if by private subscription, with the respective resolutions of the shareholders meeting or of the board of directors, as provided for in the by-laws.

• Paragraph 6 The provisions on the organization of the company, except for the final part of paragraph 2 of article 82, shall apply to capital increase, as applicable.

• Paragraph 7 The proposal for capital increase shall inform the criterion adopted, pursuant to paragraph 1 of this article, justifying in details the economic aspects determining its choice (included by Law No. 9457, of 1997)."

Analysis:

• Therefore, article 170 of the Brazilian Corporation Law deems the price quote on stock exchange as one of the criteria accepted to justify the shares issuance price in capital increases, although it does not determine how such price quote must be obtained (i.e, whether the average in a minimum predetermined period or an individual and recent price quote should be used). In this regard, we found no statements made by the Brazilian Securities Commission – CVM, although the CVM Guidance Act No. 01/78 establishes that the price must be justified by the company's management, and the CVM shall not act as appraiser

Source: legislation; Trevisan analysis

Methodology assessment (cont.)

Legal basis – article 252 of Law No. 6404, of December 15, 1976

•  In accordance with the provisions of article 252 of Law No. 6404, of December 15, 1976, "the merger of all shares of capital stock into another Brazilian company, in order to convert it into a wholly-owned subsidiary, shall be submitted to the resolution of the shareholders meeting of both companies by means of protocol and justification, pursuant to articles 224 and 225.

• Paragraph 1 The shareholders meeting of the mergor company, should it approve the transaction, shall authorize the capital increase to be carried out with the shares to be merged and appoint the experts to appraise them; the shareholders shall not have the right of first refusal to subscribe the capital increase, but the dissenting shareholders may withdraw from the company, with due regard for the provisions of article 137, II, against reimbursement of the amount of its shares, pursuant to article 230 (wording given by Law No. 9457, of 1997).

• Paragraph 2 The shareholders meeting of the company the shares of which are to be merged may only approve the transaction by the vote of at least half of the shares entitled to vote, and should it approve the merger, it shall authorize the executive board to subscribe the capital increase of the mergor company, on behalf of the shareholders; the dissenting shareholders shall be entitled to withdraw from the company, with due regard for the provisions of article 137, II, against reimbursement of the amount of its shares, pursuant to article 230 (wording given by Law No. 9457, of 1997).

• Paragraph 3 Upon approval of the appraisal report by the shareholders meeting of the mergor company, the merger shall be carried out and the holders of the shares merged shall receive directly from the mergor company the shares held by them."

Analysis:

•  Therefore, article 252 of the Brazilian Corporation Law sets forth the merger of shares, but fails to establish a criterion by means of which the shares shall be issued.

•  Notwithstanding, the CVM has already made a statement (especially in CVM Case No. 2003/11977) establishing that the criteria of article 170 of the Brazilian Corporation Law shall be also used in the cases of capital increase by virtue of merger of shares

Source: legislation; Trevisan analysis

Methodology assessment (cont.)

Legal basis – article 11 of CVM Instruction No. 319, of December 3, 1999

• As provided for in article 11 of CVM Instruction No. 319/99, as amended by CVM Instructions Nos. 320/99 and 349/01, which “provide for the merger, consolidation and spin-off transactions involving a publicly-held company”:

• “Adoption in the relation to exchange of shares of non-controlling shareholders, in transactions mentioned in this Instruction, of the stock exchange price quote of shares of the involved companies is prohibited, unless such shares make up the general indexes representing a shares portfolio admitted for trading on futures exchanges.”

Analysis:

• Therefore, according to this CVM Instruction, the stock exchange price quotes of shares for definition of the ratio of exchange of shares of non-controlling shareholders must make up general indexes representing a shares portfolio admitted for trading on futures exchange, such as Ibovespa and IBX-50

Source: legislation; Trevisan analysis

Methodology assessment (cont.)

Legal basis – jurisprudence

• Eizirik, Nelson (1998): Reforma das S.A. & do Mercado de Capitais, 2nd revised and enlarged edition, pages 98/99, Rio de Janeiro:Renovar

• “Pursuant to the new paragraph 7 of article 170 of the Brazilian Corporation Law, the proposal for capital increase shall inform the criterion adopted for fixation of the price of issuance of shares, justifying in details the economic aspects determining its choice. I.e., the proper body in the company is liable for explaining the economic reasons legitimating the price of issuance of shares. When the parameter elected is the price quote of shares on the secondary market, the justification shall be accompanied by a document issued by the Stock Exchange or the over-the-counter entity where the securities are traded, showing the volume of business made in the last months and the market prices.”

• Requião, Rubens (2003): Curso de Direito Comercial, 23rd updated edition, 2nd volume, page 67, São Paulo: Saraiva

• Such price for issuance of shares to be traded may be fixed by the board of directors, by delegation of the shareholders meeting, when the resolution on the increase is incumbent on it. But the proposal for capital increase may not be arbitrary or dependent on chance. The new Paragraph 7 of article 170, introduced by Law No. 9457/97, establishes that “the proposal for capital increase shall inform the criterion adopted, pursuant to paragraph 1 of this article, justifying in details the economic aspects determining its choice."

• Comparato, Fábio Konder (1991): A Fixação do Preço de Emissão das Ações no Aumento do Capital da Sociedade Anônima, Revista de Direito Mercantil Industrial Econômico e Financeiro, Year XXX, No. 81, January-March, pages 80/84/85

• “[...] The issuance price must be fixed on the basis of three economic values of the securities. The legal expression “on the basis” must be underlined. It does not indicate a precise determination, such as “by the average of such and such amounts”, or “by this or that amount”. “On the basis of”, in this case, means to take into consideration or have in mind; and this imports granting to the corporate body fixing the price for issuance of shares a certain breadth of appreciation or a decision-making perimeter .

[...] Summarizing, as a conclusion, the foregoing explanation, we may confirm: 1) that the rules of article 170 paragraph 1 of the Brazilian Corporation Law do not fix a formal or strict behavior for the corporate body in charge of determining the price of issuance of shares for capital increase, but rather grant it a discretionary power by fixing a series of references, within which such price may be determined, in accordance with the circumstances of each concrete case and by virtue of the corporate interest of the minority shareholders.”

Source: legislation; Trevisan analysis